August 9, 2022
VIA EDGAR
Mr. Ryan Sutcliffe
Division of Investment Management
Securities and Exchange Commission (“Commission”)
100 F Street, N.E.
Washington, D.C. 20549

ETF Managers Trust (the “Trust”)
Registration Statement on Form N-1A
File No. 333-182274

Dear Mr. Sutcliffe:
This letter sets forth responses to comments received orally on July 27, 2022 and August 3, 2022, pertaining to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) submitted by the Trust on June 16, 2022 for the purpose of making material changes to the registration statement for the ETFMG Alternative Harvest ETF (the “Fund”). Unless otherwise noted, capitalized terms have the same meanings as used in the Amendment.
Set forth below is each comment and the Trust's response thereto. Marked pages of the Registration Statement are attached to reflect revisions made in response to the comments.
General
1.Comment:
Regarding all blanks within the Amendment, please ensure all information as required by Form N-1A is included within the documents prior to filing with the Commission.
Response: The Trust will ensure that all missing information will be provided in accordance with Form N-1A.
2.Comment:
We note the Amendment reflects changes to the Fund’s Index to increase the investment universe. Previously, you included a legal opinion and other disclosures representing that investments would not be illegal under the Controlled Substances Act. Please supplementally describe the most significant Index changes, including how changes are reflected in disclosure and include a statement describing any impact such changes will have on the previously given opinion.

Mr. Ryan Sutcliffe

August 9, 2022
Response: The Index methodology is being revised to remove the requirement that all components must be engaged exclusively in legal activities under applicable national and local laws. Nonetheless, the Fund will only invest directly in companies that are engaged exclusively in legal activities under applicable national and local laws.
The disclosure in the Fund’s prospectus is also being revised to state that the Fund may invest in other investment companies that principally invest, either directly or through derivatives, in component securities of the Index. The Fund may invest a significant portion of its assets in ETFs that invest substantially all of their assets in equity securities of component securities of the Index and derivatives or other instruments that have economic characteristics similar to such securities. The Fund may obtain exposure to certain components of the Index by investing in the ETFMG U.S. Alternative Harvest ETF.
Prospectus
3.Comment:
Please disclose how components of the Index are weighted.
Response: The Registration Statement has been revised to include the same description of the Index’s weighting methodology that is included in the leveraged/inverse Alternative Harvest ETFs.
4.Comment:
Please clarify in disclosure whether the Index Provider is “affiliated” with Solactive AG, the Fund, the Fund’s investment adviser, and the Fund’s distributor.
Response: The Registration Statement has been revised to clarify that the Index Provider is not affiliated with Solactive AG, the Fund, the Fund’s investment adviser, and the Fund’s distributor.
5.Comment:
It appears that the Fund intends to invest in affiliated ETFs. If so, please disclose in the Summary section.
Response: The Registration Statement has been revised to disclose in the Summary section that the Fund may invest in affiliated ETFs.
6.Comment
It appears that the Fund may invest in CBD foods and supplements, the legality of which is unclear. How are these investments in accordance with the principal investment strategies regarding investments in only legal activities and the Fund’s cannabis legal opinion? Please provide the percent of the Index components that are primarily engaged in this area.

Mr. Ryan Sutcliffe

August 9, 2022
Response: The Fund may hold directly only companies that sell foods or supplements containing CBD derived from hemp, but not CBD derived from marijuana. The 2018 Farm Bill removed hemp from the definition of marijuana in the Controlled Substances Act. The Fund’s view is that the production and sale of hemp derived CBD foods and supplements can be done lawfully. The Fund notes that it will only hold directly exchange-traded stocks that are listed on exchanges that require compliance with U.S. federal laws for continued listing. This provides further comfort that the Fund’s investments are engaged in lawful activities.
Further, the Fund makes no representations with respect to the compliance of its holdings with any laws other than those regulating marijuana. Likewise, the referenced legal opinion relates only to the Fund’s compliance with the Controlled Substances Act, the Money Laundering Control Act and various securities laws. We are not aware of any express, specific prohibition by the FDA on the investment by the Fund in equities (whether by equity purchase or execution of a total return swap referencing the equity) of the companies referenced in the first sentence of this Response. It appears that FDA regulation on the issues identified in this comment is unsettled today. The closest that the FDA comes to clarifying the current state of on-point regulation (or the most that the FDA provides, in the way of guidance) on whether commercial activity involving such companies as those referenced in the comment is the following statement, which the FDA provided in a Q&A format:
Q. Is it legal for me to sell CBD products?
A. It depends, among other things, on the intended use of the product and how it is labeled and marketed. Even if a CBD product meets the definition of "hemp" under the 2018 Farm Bill (see Question #2), it still must comply with all other applicable laws, including the FD&C Act. The below questions and answers explain some of the ways that specific parts of the FD&C Act can affect the legality of CBD products. We are aware that state and local authorities are fielding numerous questions about the legality of CBD. There is ongoing communication with state and local officials to answer questions about requirements under the FD&C Act, to better understand the landscape at the state level, and to otherwise engage with state/local regulatory partners.” See FDA Regulation of Cannabis and Cannabis-Derived Products, Including Cannabidiol (CBD), https://www.fda.gov/news-events/public-health-focus/fda-regulation-cannabis-and-cannabis-derived-products-includingcannabidiol-cbd#importexport, accessed on August 8, 2022.
Therefore, to the extent that any FDA regulation limits the ability of the Fund’s investments to sell CBD foods and supplements, such (FDA) regulation would not affect any representations of the Fund or the opinions provided. Regulatory risks are common for many investment strategies. The Fund’s registration statement discloses risks associated with FDA regulatory developments that are separate from the narcotics and anti-money laundering laws about which the Fund makes representations and to which the opinion relates.
As of August 4, 2022, approximately 1.44% of the Index by weight consists of companies that are primarily engaged in the business of selling CBD foods and supplements.

Mr. Ryan Sutcliffe

August 9, 2022
7.Comment:
Please clarify the first sentence of “Swap Risk” to bifurcate the reference to (i) options, and (ii) ETFs that may invest in swaps.
Response: The reference to options has been deleted.
8.Comment:
Please confirm supplementally that the Fund will not invest in the leveraged, affiliated funds, MJXL and MJIN. If it will, please clarify in the disclosure.
Response: The Trust confirms that the Fund will not invest in the leveraged, affiliated funds, MJXL and MJIN.
9.Comment:
Please clarify supplementally whether the Fund will pay any or all fees associated with an investment in the ETFMG Sit Ultra Short ETF.
Response: Advisory fees paid out of the Fund’s securities lending collateral invested in the Ultra Short ETF are not duplicative of fees paid out of the Fund’s net assets that are taken out of the value of shareholders’ investments. The Fund will pay fees associated with an investment of securities lending collateral in Ultra Short ETF to the extent not waived by the Adviser to increase yield.
10.Comment:
In the disclosure regarding “Associated Risks of Investments in SPACs,” please add disclosure regarding the risk that the pre-established period may be extended before a SPAC’s invested funds are returned to investors if an acquisition is not completed.
Response: The Registration Statement has been revised accordingly.
11.Comment:
If applicable, please disclose that purchases/redemptions of Creation Units primarily with cash, rather than in-kind, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred otherwise. Please disclose that these costs could be imposed on the ETF and thus decrease the ETF’s NAV if not offset by transaction fees payable by the AP.
Response: The Trust anticipates that purchases and redemptions of Creation Units will be done primarily in exchange for in-kind securities, and not for cash. Therefore, the referenced disclosure is not applicable.

Mr. Ryan Sutcliffe

August 9, 2022
Statement of Additional Information (“SAI”)
12.Comment:
In the section titled “FURTHER INFORMATION ABOUT REGULATION OF CANNABIS,” please update the following sentence:
In fact, since 2015, the FDA has issued warning letters to twenty-two different entities: six in 2015, eight in 2016, four in 2017, one in 2018, and (to date) four in 2019 thus far.
Response: The referenced sentence has been deleted.
13.Comment:
In the section titled “INVESTMENT RESTRICTIONS,” please review the following sentence and revise as needed.
The following descriptions of certain provisions of the 1940 Act may assist investors in are treated as component securities of the Underlying Index understanding the above policies and restrictions:
Response: The sentenced as been revised to read as follows:
The following descriptions of certain provisions of the 1940 Act may assist investors in understanding the above policies and restrictions:
14.Comment:
In the section titled “THE PORTFOLIO MANAGERS—Other Accounts,” please verify that all accounts managed by the named portfolio managers are jointly managed.
Response: The Trust confirms that all Other Accounts of the named portfolio managers are jointly managed.
15.Comment:
On the cover page of the SAI and in the section titled “FINANCIAL STATEMENTS,” please incorporate the Fund’s semi-annual report for the period ended March 31, 2022.
Response: The Registration Statement has been revised accordingly.

Mr. Ryan Sutcliffe

August 9, 2022
Part C
16.Comment:
Please confirm that a consent of an independent registered public accounting firm will be filed as an exhibit to the Registration Statement.
Response: The Trust so confirms.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.

Sincerely,

/s/ Eric Simanek